SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 3)1

                      Ticketmaster Online-Citysearch, Inc.
                                (Name of Issuer)

                 Class B Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    88633P203
                                 (CUSIP Number)


              Julius Genachowski, Esq.    Daniel R. Goodman, Esq.
              USA Networks, Inc.          Ticketmaster Corporation
              152 West 57th Street        3701 Wilshire Boulevard
              New York, NY 10019          Los Angeles, CA 90010
              (212) 314-7200              (213) 381-2000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 20, 2000
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                               (Page 1 of 7 Pages)

-----------------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
      Person

           USA Networks, Inc.
           59-2712887

(2)   Check the Appropriate Box if a Member of a Group               (a) [ ]
                                                                     (b) [X]

(3)   SEC Use Only

(4)   Source of Funds

           Not applicable

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                       [ ]

(6)   Citizenship or Place of Organization

           Delaware

        Number of     (7)  Sole Voting Power             None; see Item 5
         Shares
      Beneficially    (8)  Shared Voting Power           43,782,544; see Item 5
        Owned by
          Each        (9)  Sole Dispositive Power        None; see Item 5
        Reporting
       Person With:   (10)  Shared Dispositive Power     43,782,544; see Item 5



(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

           43,782,544 shares

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

(13)  Percent of Class Represented by Amount in Row (11)
                        52.6%
           Assumes conversion of all shares of Class A Common Stock beneficially owned by the Reporting Persons into shares of Class B Common Stock. Because each share of Class A Common Stock generally is entitled to fifteen votes per share and each share of Class B Common Stock is entitled to one vote per share, the Reporting Persons beneficially owns equity securities of the Company representing approximately 84.0% of the voting power of the Company.

(14)  Type of Reporting Person

         CO

(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
      Persons

         Ticketmaster Corporation
         36-3285772

(2)   Check the Appropriate Box if a Member of a Group                (a)[ ]
                                                                      (b)[X]
(3)   SEC Use Only

(4)   Source of Funds

           Not applicable

(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d)or 2(e)                                                  [ ]

(6)   Citizenship or Place of Organization

           Illinois

         Number of   (7)  Sole Voting Power        None; see Item 5
          Shares
       Beneficially  (8)  Shared Voting Power      43,782,544; see Item 5
         Owned by
           Each      (9)  Sole Dispositive Power   None; see Item 5
         Reporting
       Person With:  (10)  Shared Dispositive      43,782,544; see Item 5




(11)    Aggregate Amount Beneficially Owned by Each Reporting Person

           43,782,544 shares

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

(13)     Percent of Class Represented by Amount in Row (11)
                        52.6%
           Assumes conversion of all shares of Class A Common Stock beneficially owned by the Reporting Persons into shares of Class B Common Stock. Because each share of Class A Common Stock generally is entitled to fifteen votes per share and each share of Class B Common Stock is entitled to one vote per share, the Reporting Persons beneficially owns equity securities of the Company representing approximately 84.0% of the voting power of the Company.

(14)     Type of Reporting Person

           CO

ITEM 1.     SECURITY AND ISSUER

            This constitutes Amendment No. 3 (this "Amendment") to the Statement on Schedule 13D (the "Statement"), dated December 2, 1999, as amended by Amendment No. 1, dated June 26, 2000, and Amendment No. 2, dated October 23, 2000, with respect to shares of Ticketmaster Online-Citysearch ("TMCS") Class B common stock, par value $.01 per share (the "Class B Common Stock"). All capitalized terms used and not otherwise defined herein shall have the meanings assigned to these terms in the Statement. The principal executive offices of TMCS are located at 790 E. Colorado Boulevard, Suite 200, Pasadena, California 91101.


ITEM 4.     PURPOSE OF THE TRANSACTIONS

            The information contained in Item 4 of the Statement is hereby amended and supplemented by adding the following information:

            On November 21, 2000, USA Networks, Inc. ("USAi") and TMCS issued a joint press release announcing that USAi and TMCS had entered into a definitive Contribution Agreement, dated as of November 20, 2000 (the "Contribution Agreement"), pursuant to which USAi would contribute business and operations of Ticketmaster Corporation ("Ticketmaster") to TMCS in exchange for the issuance by TMCS to USAi of 52 million shares of TMCS Class B Common Stock in addition to the shares of TMCS stock that USAi currently beneficially owns. A copy of the press release is attached as an exhibit hereto and incorporated herein by reference.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            The first paragraph of Item 5 of the Statement is hereby amended and restated in its entirety as follows:

            As of November 17, 2000, each of USAi and Ticketmaster may be deemed to be a beneficial owner of 43,782,544 shares of the Class B Common Stock, all of which are held of record by Ticketmaster. 42,480,143 of such shares are shares of Class A Common Stock, which, at the option of the holder, may be converted on a one-for-one basis into shares of Class B Common Stock. 1,302,401 of such shares are shares of Class B Common Stock. Assuming conversion of the shares of Class A Common Stock owned by the Reporting Persons into shares of Class B Common Stock, each of USAi and Ticketmaster may be deemed to beneficially own 52.6% of the Class B Common Stock. Because each share of Class A Common Stock generally is entitled to fifteen votes per share and each share of Class B Common Stock is entitled to one vote per share, each of USAi and Ticketmaster may be deemed to beneficially own equity securities of TMCS representing approximately 84.0% of the voting power of TMCS based upon 47,931,654 shares of Class A Common Stock and 40,754,498 shares of Class B Common Stock outstanding as of November 17, 2000.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The information contained in Item 6 of the Statement is hereby amended by reference to the information set forth in Item 4 of this Amendment, which is hereby incorporated by reference herein.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            The following exhibits are filed as part of this Amendment:

            3. Press Release of USA Networks, Inc. and Ticketmaster Online-Citysearch, Inc., dated November 21, 2000.

                                   SIGNATURES

      After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Date:  November 21, 2000

                                       USA NETWORKS, INC.


                                       By: /s/ Julius Genachowski
                                           --------------------------
                                           Name:  Julius Genachowski
                                           Title: Senior Vice President,
                                                  General Counsel and
                                                  Secretary

                                       TICKETMASTER CORPORATION


                                       By: /s/ Daniel R. Goodman
                                           --------------------------
                                           Name:  Daniel R. Goodman
                                           Title: Executive Vice President,
                                                  General Counsel and
                                                  Assistant Secretary

                                INDEX TO EXHIBITS
                                -----------------

        3. Press Release of USA Networks, Inc. and Ticketmaster Online-Citysearch, Inc., dated November 21, 2000.